FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

August 31, 2011

ITEM 3 ——	News Release

A press release was disseminated on September 7, 2011 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

On September 7, 2011, the Company announced that it had received two independent reports (collectively, the “Reports”) disclosing resource estimates on each of the Company’s Gabriella License and Yitzhak License (collectively, the “Licenses”) both located offshore Israel.

ITEM 5 ——	Full Description of Material Change

On September 7, 2011, the Company announced that it had received the Reports disclosing resource estimates on each of the Licenses.

Gustavson Associates LLC (“Gustavson”) of Boulder, Colorado was commissioned by Adira in April 2011, to independently evaluate the hydrocarbon potential of the Licenses using all data available as of an effective date of August 31, 2011 (the “Effective Date”).

Gustavson conducted an assessment of the gross Contingent and Prospective oil and gas resources on the Licenses as of the Effective Date. The Reports are limited to an estimation of the possible range of hydrocarbon volume that theoretically may be produced and does not include any economic modeling or valuation of the resources. Such estimations provided in the Reports have not been adjusted to reflect the Company’s working interest in the Licenses or any other encumbrances.

The Reports describe a probabilistic distribution of each of the Licenses’ “Contingent Resources” in respect of Oil on the Gabriella License and “Prospective Resources” in respect of Gas for both Licenses and the Oil on the Yitzhak License both terms as defined by the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and do not represent an estimate of reserves. Copies of the Reports are available on www.sedar.com.

A full description of the material changes are contained in the press release dated September 7, 2011, a copy of which is attached hereto as Schedule “A”.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:
Alan Friedman, Executive Vice-President Corporate Development
(416) 250-1955

ITEM 9 ——	Date of Report

September 9, 2011

SCHEDULE ‘A’

ADIRA ENERGY RECEIVES INDEPENDENT RESOURCE ASSESSMENT ON TWO
OF ITS OFFSHORE LICENSES

TORONTO, September 07, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) announced today that it has received two independent reports (collectively, the “Reports”) disclosing resource estimates on each of the Company’s Gabriella License and Yitzhak License (collectively, the “Licenses”) both located offshore Israel.

Gustavson Associates LLC (“Gustavson”) of Boulder, Colorado was commissioned by Adira in April 2011, to independently evaluate the hydrocarbon potential of the Licenses using all data available as of an effective date of August 31, 2011 (the “Effective Date”).

Gustavson was provided with certain data by Adira including a new dual azimuth 3-D dataset recently acquired by Adira pertaining to the Licenses. The 3-D data was delivered in the form of a Quick-Look cube by WesternGeco (a division of Schlumberger Limited). The final processing of the 3-D data is scheduled to be completed in the first quarter of 2012 by CGG Veritas.

Gustavson conducted an assessment of the gross Contingent and Prospective oil and gas resources on the Licenses as of the Effective Date. The Reports are limited to an estimation of the possible range of hydrocarbon volume that theoretically may be produced and does not include any economic modeling or valuation of the resources. Such estimations provided in the Reports have not been adjusted to reflect the Company’s working interest in the Licenses or any other encumbrances.

The Reports describe a probabilistic distribution of each of the Licenses’ “Contingent Resources” in respect of Oil on the Gabriella License and “Prospective Resources” in respect of Gas for both Licenses and the Oil on the Yitzhak License both terms as defined by the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and do not represent an estimate of reserves. Copies of the Reports are available on www.sedar.com.

GABRIELLA LICENSE

The Gabriella License covers a total area of approximately 390 square kilometers (or 97,000 acres) and is in relatively shallow water with depths between 80 and 200 meters.

In the Gabriella license, Adira holds a Working Interest of 15% plus a 15% back-in option from Modi’in Energy LP (“Modi’in”), upon discovery at cost. In addition, Adira has various Overriding Royalty Interests in the License from Modi’in and its general partner. After combining the Overriding Royalty Interests with Adira’s Working Interest and back-in rights, Adira has an ultimate economic interest of over 40% in the Gabriella License. The Company is also designated the Operator until January 26, 2012, and thereafter has the right to match the terms of alternative Operators to remain in place. Adira earns fees for being designated Operator in the amount of 7.5% of the aggregate direct and indirect expenses incurred in respect of exploration expenditure.

The primary prospect on this block is a Jurassic aged carbonate in a Syrian Arc structural trend that had tested oil from the Jurassic Zohar formation in the Yam-Yafo 1 well which is located in Block #378 / “Gabriella”, in 1994. The other prospects on this block are shallower and younger formations that are interpreted to be gas and condensate bearing. The review of well and test data revealed that there were a total of three Jurassic well penetrations on trend that had showed or tested oil. The evaluation includes a petrophysical analysis of the well log data from the Yam-Yafo 1 well and the Yam 2 well (south of the block) in the same Jurassic section along with a detailed fracture analysis of the oil bearing zones in the wells. These two wells both tested 44 to 48 degree API light oil at rates in excess of 800 barrels per day.

Secondary prospects on this block are the Cretaceous and Miocene aged sections. Seismic interpretation has identified several prospects with potential hydrocarbon accumulations. The hydrocarbons in these sections are assumed to be predominantly gas with condensate. Only those prospects that are contained within the block boundaries have been included in the resource estimates. There may also be more Cretaceous, Miocene and even Pliocene prospects contained within the block as the final processed version of the recently acquired 3-D dual azimuth seismic data may show additional potential prospects.

Oil

A probabilistic estimate of Contingent Resources was made using the parameters from the available data. The following Table 1 shows the estimated Contingent Resources for the Jurassic of the Block #378 / ‘Gabriella’ in millions of barrels of oil (“MMBO”).

Table 1: Summary of Gross Contingent Resource Estimates, Jurassic Oil Prospects

	Low Estimate	Best Estimate	High Estimate
Oil Resources, MMBO	60	277	806

* “Contingent Resources” The values refer to the probabilistically estimated recoverable fraction of “Contingent Resources” within that classification. The economic nature of this resource has not yet been assessed due to the early stage of data gathering. The recoverable portion of this “Contingent Resource” is contingent upon the demonstration of productive capability of the various zones of interest through well testing and longer term production testing, which has not occurred as of the Effective Date.

Gas

A probabilistic estimate of the Prospective Resources was made using the parameters from the available data. The following Table 2 shows the summary of the estimated Prospective Resources for the Cretaceous and Miocene of the Block #378 / ‘Gabriella’ in Billions of Cubic Feet of Gas (“BCF”) and Millions of Barrels of Condensate (“MMB”).

Table 2: Summary of Gross Prospective Resource Estimates

		Prospective Gas Resource (BCF)			Prospective Gas Condensate Resources (MMBC)
Structure	Reservoir	Low Estimate	Best Estimate	High Estimate	Low Estimate	Best Estimate	High Estimate
South Area	Cretaceous	205.5	837.9	2,011.4	28.5	120.1	308.8
Central Area	Cretaceous	150.2	410.5	831.3	20.9	59.3	129.5
North Area	Cretaceous	189.1	496.7	1,011.2	26.3	71.6	158.3
South Fault Block	Miocene	0.8	2.4	5.4	0.1	0.2	0.4
Southeast Fault Block	Miocene	0.9	3.0	7.4	0.1	0.2	0.6
East Stratigraphic	Miocene	537.2	1,808.7	4,560.6	36.5	128.3	343.6
Total		1,083.7	3,559.2	8,427.3	112.4	397.7	941.2

* “Prospective Resources” are those quantities of petroleum/gas estimated, as of a given date, to be potentially recoverable from undiscovered accumulations. Prospective resources have both an associated chance of discovery (geological chance of success) and a chance of development (economic, regulatory, markets, facility, corporate commitment and political risks). The chance for commerciality is the product of the two risk components. The estimates contained herein have not been risked for chance of discovery of development. There is no certainty that any portion of the prospective resource will be discovered, or , if a discovery is made, there is no certainty it will be developed, or, if it is developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the prospective resource. In this case, prospective resources are undiscovered resources that indicate development potential in the event the discovery is commercial and should not be construed as reserves or contingent resources.

YITZHAK LICENSE

The Yitzhak License covers a total area of approximately 127.7 square kilometers (or 31,555 acres) and is in relatively shallow water with depths between 60 and 250 meters.

In the Yitzhak license, Adira holds a Working Interest of 85%. The Company is also designated the Operator until such time as we hold less than a 15% Working Interest in the block. Adira earns fees for being designated operator in the amount of 7.5% of the aggregate direct and indirect expenses incurred in respect of exploration expenditure.

The primary prospect on the Yitzhak License is the Jurassic aged carbonate in a Syrian Arc structure that had tested oil from the Jurassic Zohar formation in the Yam-Yafo 1 well which is located in Block #378 / ‘Gabriella in 1994. The Delta 1A well penetrated the Jurassic and is located on the Yitzhak block but it was not drilled deep enough to test the Zohar limestone. The other prospects on this block are shallower and younger formations that are interpreted to be gas bearing. The review of well and test data revealed that there were a total of three Jurassic penetrations on the Syrian Arc structural trend that had showed or tested oil. The evaluation includes a petrophysical analysis of the well log data from the Yam-Yafo 1 well and the Yam 2 well (south of the Gabriella block) in the Jurassic section along with a detailed fracture analysis of the oil bearing zones in the wells. These two wells both tested 44 to 48 degree API light oil at rates in excess of 800 barrels per day.

Secondary prospects on this block are in the Cretaceous aged section. Seismic interpretation has identified several prospects with potential hydrocarbon accumulations. The hydrocarbons in these sections are assumed to be predominantly gas with condensate. Only those prospects that are contained within the block boundaries have been included in the resource estimates. There may be more Cretaceous as well as Miocene and even Pliocene prospects contained within the block. The final processed version of the new 3-D seismic survey may show additional potential prospects.

Oil

A probabilistic estimate of Prospective Resources was made using the parameters from the available data.

The following Table 3 shows the estimated Prospective Resources for the Jurassic of the Yitzhak Block in MMBO.

Table 3: Summary of Gross Prospective Resource Estimates, Jurassic Oil Prospects

	Low Estimate	Best Estimate	High Estimate
Oil Resources, MMBO	4.5	20.4	64.4

Gas

The following Table 4 shows the estimated Prospective Resource in the Cretaceous in BCF and MMB.

Table 4: Summary of Gross Prospective Resource Estimates, Cretaceous Gas Prospects

Prospect	Reservoir	Prospective Gas Resources, BCF, Estimate			Prospective Condensate Resources, MMB, Estimate
		Low	Best	High	Low	Best	High
Talme Yafe	Cretaceous	34.6	147.3	382.5	4.8	20.9	58.9
West	Cretaceous	198.5	842.2	2,254.7	27.2	123.5	346.5
Total		233.1	989.5	2,637.2	32	144.4	405.4

* “Prospective Resources” are those quantities of petroleum/gas estimated, as of a given date, to be potentially recoverable from undiscovered accumulations. Prospective resources have both an associated chance of discovery (geological chance of success) and a chance of development (economic, regulatory, markets, facility, corporate commitment and political risks). The chance for commerciality is the product of the two risk components. The estimates contained herein have not been risked for chance of discovery of development. There is no certainty that any portion of the prospective resource will be discovered, or , if a discovery is made, there is no certainty it will be developed, or, if it is developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the prospective resource. In this case, prospective resources are undiscovered resources that indicate development potential in the event the discovery is commercial and should not be construed as reserves or contingent resources.

Dennis Bennie, Chairman of Adira stated, “The vision and perseverance of Adira's founders is closer to realization with the outstanding results delivered by Gustavson. The targeted resource strategy in shallow waters, of this significance, is very meaningful to development economics for our shareholders and for Israel. Adira is now positioned to become increasingly influential in Israel's new oil and gas industry. We are fortunate to be able to draw on Canada's deep experience and knowledge in this industry to facilitate Adira's growth."

Hezi Kugler, CEO of Adira added, “The results of the Gustavson resource report reinforce Adira’s confidence in the potential of our Israeli offshore licenses and our strategy of developing prospects in close proximity to existing Israeli oil and gas infrastructures. The possibility of delivering quantities of gas identified in the report as potentially existing in the Gabriella license, will have a significant effect on Israel’s natural gas market due to the relatively easy delivery to the transmission system already in place; the oil potential described in the report can be offloaded directly to the intake ports already in place on the Israeli coast and thereby contribute meaningfully to the government’s goal of reducing dependence on foreign oil imports. Adira will continue in its efforts to develop energy in Israel, for Israel

About Adira Energy Ltd.

Adira Energy Ltd. is an energy company which explores for oil and gas on and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively on-shore Israel in the Hula Valley, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has received two gross prospective resource reports related to the Gabriella and the Yitzhak licenses, prepared by Gustavson Associates and titled “Report for License #378 / Gabriella, Offshore Israel”, dated September 06, 2011 and “Report for License #380 / Yitzhak, Offshore Israel”, dated September 06, 2011, respectively.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. In addition, please note that statements relating to “resources” or “reserves” are deemed to be forward- looking statements, as they involve the implied assessment, based on certain estimated and assumptions that the resources or reserves described can be profitably produced in the future. Such statements represent the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectation, beliefs, plans, objectives, assumption, intentions or statement about future events or performance. These statements are only predictions. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing list of important factors is not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company

For More Information Contact:

Canada	Israel
Alan Friedman	Arad Communications
Exec. Vice President, Corp. Dev.	Irit Radia
+1 416 250 1955	iritr@euroisrael.co.il
+972-3-7693333 or +972-54- 6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

     The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.